Eaton Corporation Eaton Center Cleveland, Ohio 44114-2584	Direct line: 216-523-4111 Facsimile: 216-479-7122 e-mail: davido’loughlin@eaton.com
April 20, 2011
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Lisa Etheredge, Staff Accountant
Re:	Eaton Corporation (the “Company”) Form 10-K Report for Year Ended December 31, 2010 File Number 001-01396
Dear Ms. Etheredge:
Please be advised that the Company plans to submit its letter in response to the comment letter from the staff of the Securities and Exchange Commission dated April 19, 2011 with respect to the Company’s Form 10-K Report for year ended December 31, 2010 and Definitive Proxy Statement filed March 18, 2011 by the close of business on May 17, 2011.
Please contact me if you have any questions. Thank you.
Very truly yours,
/s/ David M. O’Loughlin
David M. O’Loughlin
Counsel — Corporate